UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 25 NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT of 1934.

Commission File Number         811-05235

Nuveen California Municipal Value Fund, Inc. / NYSE Arca, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

333 West Wacker Drive, Chicago, Illinois 60606, 312-917-7700
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share
(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR-240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒  Pursuant to 17 CFR-240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,   Nuveen California Municipal Value Fund, Inc.   (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 13, 2007	By	/s/ Jessica R. Droeger	Vice President and Secretary
Date		Name	Title

___________________

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

This voluntary delisting is the result of NYSE Group, Inc.’s merger with Archipelago Holdings, the parent company of NYSE Arca, Inc. The decision to withdraw is designed to streamline operations and eliminate redundant administrative requirements inherent in the dual listings as a result of the merger. The fund will continue to be listed on the New York Stock Exchange.

SEC 1654(03-06)	Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.